AMERICAN FIRST FINANCIAL, INC.
INVESTMENT MORTGAGE BANKERS

March 24, 2010

Mr. Michael Clampitt
Senior Attorney
Securities and Exchange Commission
Division of Corporations and Finance
100 F Street N. E.
Washington, DC 20549

Dear Michael,

This letter is in response to your comment letter dated December 17, 2009. I just realized we still need to submit this letter to complete our Form 10 Filing, File No. 000-53578 even though, we went effective as a reporting company on January 16, 2010. All of the comments were answered in the amended Form 10 that was filed on January 12, 2010.

I have listed each comment number and then have either stated the answer next to it or, have stated the exact location (section) of the Amended Form 10 that contains the answer.

Sincerely,

J. R. Stirling
President

      Item 1. Business

1.	All exhibits were filed with final amended Form 10.
2.	All typographical errors were corrected.
3.	The first paragraph was revised to disclose the requested items.
4.	The requested changes to the first paragraph were made.
5.	Revision made to disclose that we only use Global Lending.
6.	Revised first paragraph to indicate that we no longer operate as a lender.
7.	First paragraph was revised to disclose all of the items requested in this comment.
8.	Revisions made to first paragraph to disclose all commissions and compensation of any kind we receive from Global.
9.	End of first paragraph was revised to disclose the items requested.
10.	Second paragraph was revised to reconcile the claim that we “operate independent of market conditions”.
11.	Third paragraph revised to provide more detail regarding our relationship with Global Lending.
12.	Revisions were made to paragraph five to disclose and define all of the items requested.

12900 Vonn Road Suite B102 Largo, Florida 33774

Phone (727) 595 - 0975
Email: americanfirst09@yahoo.com

AMERICAN FIRST FINANCIAL, INC.
INVESTMENT MORTGAGE BANKERS

13.	Sixth paragraph was revised to make the requested explanations and disclosures and to delete the requested statement.
14.	The last paragraph in this section was revised to quantify and disclose all of the items requested in this comment.

       Sources of Funds

15.	Answer is in the first paragraph of this section and is further explained in the Business Section.
16.	Answer is the same as comment 15. above.
17.	All of the requested explanations and disclosures are contained in Competition Section of the form 10.
18.	We have two full time employees.
19.	Fully explained in the Regulation Section of the Form 10.
20.	The Summary Section of the Form 10 was completely revised to incorporate all of the requested items in comments 20. through 25.
21.	See answer to comment number 20.
22.	See answer to comment number 20.
23.	See answer to comment number 20.
24.	See answer to comment number 20.
25.	See answer to comment number 20.
26.	This comment and comment 27. were answered in the Results of Operations Section of the Form 10 and further expanded on in the Business Section on page 3.
27.	See comment 26. above.
28.	Our accountant revised the financial information in the Form 10 to answer this comment.
29.	All requested disclosures were revised to include a more detailed discussion of financial operations.
30.	This comment was answered at the end of the Revenue Section at the top of page 6.

Liquidity and Capital Resources

31.	The answer to this comment is contained in the top paragraph of page eight of the Form 10.
32.	This comment is also answered in this section on page eight of the Form 10.
33.	We revised both areas of the Form 10 to reconcile the discrepancy.
34.	All requested revisions and explanations were made on page eight and page twelve of the form 10.
35.	Explanations were made in detail on page eight of the Amended form 10, to support the statements that prompted this comment.

Directors and Executive Officers

36.  This section was revised to comply with the regulation and subsections cited.
37. The fact that Mr. Stirling is the sole Director and Executive Officer raises no legal issues.

12900 Vonn Road Suite B102 Largo, Florida 33774

Phone (727) 595 - 0975
Email: americanfirst09@yahoo.com

AMERICAN FIRST FINANCIAL, INC.
INVESTMENT MORTGAGE BANKERS

Item 6. Executive Compensation

38. This requested addition was made.

Summary Compensation Table

39. The table was revised.
40. This error was corrected in the Amended Form 10.

Narrative Disclosure to Summary Compensation and Option Tables

41. All requested items including the correct Narrative Disclosure were incorporated in this section of the Amended Form 10.

Item 7. Certain Relationships and Related Transactions and Director Independence

42. First paragraph was revised to disclose the requested information.
43. No Directors or Officers have any affiliation with Global Lending Group.
44. Global Lending Group and Global Funding are the same entity. This error was corrected where ever it appeared in the Form 10.

Sales of Our common Stock Under Rule 144

45. All disclosures under “Security Ownership” were corrected to reflect the exact number of shares held by affiliates and to clearly state the total number of shares outstanding.

Item 10. Recent Sales of Unregistered Securities

      46. The first paragraph of this section was revised to incorporate the answers to all of the requested items.
      47. The second paragraph of this section completely explained the answer to this comment.
      48. The restrictive legend is stated completely in the last paragraph of this section

       Description of Registrants Securities to be Registered

       49. All of the questions contained in this comment were answered in this section in the Amended Form 10.
       50. We had 315 shareholders as of March 31, 2007.

       Item 13. Audited Financial Statements and Supplementary Data

       51. Financial statements were revised to answer this comment.

       Note 4. Real Estate Owned

       52. This section was revised to answer the three questions asked in this comment.

12900 Vonn Road Suite B102 Largo, Florida 33774

Phone (727) 595 - 0975
Email: americanfirst09@yahoo.com

AMERICAN FIRST FINANCIAL, INC.
INVESTMENT MORTGAGE BANKERS

        Note 7. Equity

        53. Our Auditor revised this section to answer the questions and expand on the disclosures requested in this comment and comment 54.
         54. See comment 53. above.

        Note 9. Related Party Transactions

        55. The disclosures in this section were revised to answer the five questions or requests contained in this comment.
        56. Disclosures were revised to satisfy this comment.
        57. Our Auditor answered all of the questions and made all of the revisions requested in this comment in the Amended Form 10.

        Item 14. Unaudited Financial Statements and Supplementary Data

        Note 8. Related Party Transactions

        58. The footnote was revised as requested.
        59. The disclosure was revised to show the details of the forgiveness of this debt.
        60. Footnote revised as requested and requested disclosure included.

        Note 9. Commitment and Contingencies

        61. As requested, the first paragraph was revised to disclose our move.

This completes the comment response letter.

12900 Vonn Road Suite B102 Largo, Florida 33774

Phone (727) 595 - 0975
Email: americanfirst09@yahoo.com